Filed by FCNB Corp
                                                  Pursuant to Rule 425 under the
                             Securities Act of 1933 Commission File No.: 0-15645
                                                      Subject Company: FCNB Corp


[FRONT]

FCNB Corp
Shareholder News

Shared Interests

Fall 2000

Dividend Update

Dividends are $0.16 per share this quarter.

GET READY TO CONSIDER THE BB&T MERGER GET READY TO CONSIDER THE BB&T MERGER

The  most  significant   event  in  FCNB  Corp's  third  quarter  was  the  July
announcement of an agreement to merge with BB&T Corporation, based in Winston-Salem, North Carolina. Subject to shareholder approval at a meeting of shareholders, and other conditions, FCNB Corp share-holders will receive 0.725 shares of BB&T common stock for every one share of FCNB common stock owned, in a tax-free exchange.

The actual dollar value of the shares you will receive fluctuates daily with BB&T's stock price. What will not change is the number of BB&T shares you will receive for each share of FCNB Corp stock you own.

Until the merger is completed, FCNB common stock will continue to trade on the NASDAQ National Market under the symbol "FCNB." After completion of the merger, your investment will then be in BB&T common stock.

To determine the value of your investment on any given day, assuming completion of the merger, find BB&T's stock price (the stock trades on the New York Stock Exchange under the ticker symbol "BBT") and multiply it by 0.725. The result will give you the equivalent value as of that day of one share of FCNB stock after the merger is completed. We anticipate holding a special shareholders' meeting to consider this merger in mid-December, with merger closing expected in January 2001.

We believe BB&T, which has $55 billion in assets and operates more than 800 banking offices in the Mid-Atlantic and Southeast, is a high-quality institution. We anticipate a smooth transition and look forward to introducing FCNB Bank customers to BB&T's strong, branch-based sales culture and new products and services such as capital markets access, expanded cash management, leasing and international banking.

We chose to partner with BB&T based on its firm commitment to community banking and delivering superior customer service and products. BB&T's community banking strategy allows local bankers to make their own decisions. Currently, BB&T has 22 autonomous regions, each with its own president. After completion of the merger, FCNB Bank's headquarters will remain a regional office of BB&T, and A. Patrick Linton, current president and CEO of FCNB Corp, will serve our customers as the regional president for BB&T's new Frederick region.

FCNB URGES SHAREHOLDERS AND INVESTORS TO READ THE PROXY STATEMENT/ PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE SENT TO SHAREHOLDERS IN CONNECTION WITH THE SPECIAL MEETING, AFTER IT IS FINALIZED, AND THAT WILL BE FILED WITH THE SEC BY BB&T IN CONNECTION WITH THE PROPOSED MERGER. THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT BB&T, FCNB, THE MERGER AND RELATED MATTERS.

CONTINUED ON BACK

FCNB Corp Stock Statistics
as of September 30, 2000

Price/Earnings Ratio 17.09x
Book Value Multiple 2.69x
Dividend Yield 3.02%
Stock Price @ September 30 $21.1875
Book Value @ September 30 $7.89
3rd Quarter Dividend Declared $0.16
LTM EPS from Operations $1.24

[BACK]

PROXY VOTING OPTIONS

When you receive your proxy and voting card, you will notice two additional voting options that have been provided in order to make casting your vote as convenient as possible. You may either mail your vote, as done in the past, or you may vote by touch-tone telephone or via the Internet. Each proxy card will have a control number that identifies each shareholder account.

TO VOTE BY TELEPHONE
(TOUCH-TONE PHONE ONLY)
An 800 number will be provided on the proxy card. When you call, instructions will be provided on how to vote by touch-tone phone. Use the control number printed on your proxy card to cast your vote.

TO VOTE BY INTERNET
A web address will be provided on the proxy card. The website will provide instructions on how to cast your vote via the Internet. The control number printed on your proxy card will enable you to access the web page in order for you to cast your vote.

AT YOUR SERVICE

PHOTO OMITTED

AT YOUR SERVICE
HELPFUL HINTS FROM VICTORIA L. MULLEY, SHAREHOLDER RELATIONS
Do you own unexchanged shares?
If you own unexchanged shares of Elkridge National Bank, Laurel Bancorp, Harbor Capital or First Frederick (First Bank) stock, you still need to send in your stock certificates to be exchanged for FCNB Corp stock or, in the case of Harbor, for cash. In order to exchange your shares successfully and without delay, please follow these simple steps:

o Send your stock certificate(s) with a short cover letter requesting that the shares be exchanged for shares of FCNB Corp stock (or, in the case of Harbor, request the shares be cashed in due to the FCNB Corp merger) to our transfer agent, American Stock Transfer & Trust Company.
o When mailing your stock certificates, use RETURN RECEIPT REQUESTED certified mail and insure your certificates for at least 2% of the value of your exchanged FCNB Corp stock.
o Send all stock certificates for shares owned for exchange. Our transfer agent will return any partial exchanges.

Missing stock certificates?

Send a letter to our transfer agent, American Stock Transfer & Trust Company, stating that (certificate #) for (number of shares) is lost, missing or destroyed, and you will receive two Affidavits of Lost Certificate to be completed, notarized and returned. There is a fee of 2% of the market value of the missing shares with a minimum fee of $30.

PLEASE VISIT AMERICAN STOCK TRANSFER & TRUST COMPANY'S WEBSITE, WWW.AMSTOCK.COM, WHERE YOU CAN FIND GENERAL INFORMATION AND ANSWERS TO FREQUENTLY ASKED QUESTIONS. OR VISIT FCNB CORP'S WEBSITE, WWW.FCNBBANK.COM, OR CALL VICTORIA AT 301-624-2306.

WWW.FCNBBANK.COM

CONTINUED FROM FRONT

THE FINAL PROXY STATEMENT/PROSPECTUS, WHEN AVAILABLE, WHICH WILL BE INCLUDED IN BB&T'S REGISTRATION STATEMENT ON FORM S-4, ALONG WITH OTHER RELEVANT DOCUMENTS FILED BY FCNB OR BB&T IN CONNECTION WITH THE MERGER, WILL BE AVAILABLE FOR FREE, BOTH ON THE SEC'S WEBSITE (WWW.SEC.GOV) AND FROM FCNB AND BB&T AS FOLLOWS:

SHAREHOLDER RELATIONS                       SHAREHOLDER RELATIONS

FCNB CORP                                   BB&T CORPORATION
7200 FCNB COURT                             POST OFFICE BOX 1290
FREDERICK, MD 21703                         WINSTON-SALEM, NC 27102
301-662-2191                                336-733-3021

FCNB CORP AND ITS DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES MAY BE SOLICITING PROXIES FROM SHAREHOLDERS IN FAVOR OF THE MERGER. COLLECTIVELY, FCNB'S DIRECTORS AND EXECUTIVE OFFICERS OWN APPROXIMATELY 13% OF THE OUTSTANDING SHARES OF FCNB COMMON STOCK AS OF JULY 31, 2000. ADDITIONAL INFORMATION REGARDING THE INTERESTS OF SUCH PERSONS IN THE MERGER, AS SHAREHOLDERS AND OTHERWISE, CAN BE OBTAINED FROM THE FINAL PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, AND FROM FCNB'S PROXY STATEMENT FOR THE ANNUAL MEETING OF SHAREHOLDERS HELD ON APRIL 18, 2000.

TIME LINE FOR MERGER OF FCNB CORP
AND BB&T CORPORATION

JULY 27, 2000 Merger agreement announced
NOVEMBER 13, 2000 Proxy statements to be mailed to shareholders
DECEMBER 21, 2000 Special meeting of shareholders to be held at FCNB Corp headquarters
MID-JANUARY 2001 Merger expected to close, pending receipt of all necessary approvals and satisfaction of all other conditions

REGISTERED BROKERS
If you'd like to buy or sell FCNB Corp stock, you must use a broker. Although you may choose any broker, for your convenience we have listed the following, which are registered as market makers of FCNB Corp common stock:

Ferris, Baker Watts, Inc.       Ryan, Beck & Co.        Janney Montgomery Scott, Inc.     Legg Mason Wood Walker,
301-662-6488                    800-342-2325            215-665-6000                      Inc.
                                                                                          301-663-8833

Scott & Stringfellow            Friedman, Billings,     Sandler O'Neill & Partners, L.P.  First Union Capital
800-552-7757                    Ramsey & Company        800-635-6860                      Markets Corp.
                                703-312-9600                                              301-662-0002
                                800-846-5050                                              800-456-7801